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[redacted]

09056945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEERINK SWANN LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Federal Street - 37th Floor
(No. and Street)

Boston, Massachusetts 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph R. Gentile (617) 918-4504
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

200 Clarendon Street (Address) | Boston, (City) | MA (State) | 02116 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND 04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph R. Gentile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Leerink Swann LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph R. Gentile
Signature

CFO
Title

Signature

Title

JESSICA ADRIENNE GLICK
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 1, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Leerink Swann LLC

Statement of Financial Condition

December 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Managers
Leerink Swann LLC

We have audited the accompanying statement of financial condition of Leerink Swann LLC (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Leerink Swann LLC at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

ERNST & YOUNG LLP

February 26, 2009

Leerink Swann LLC

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$56,959,626
Deposits with clearing organizations	250,133
Receivable from clearing organizations	558,491
Receivable from customers	6,424,223
Notes receivable from employees, net of reserve of $1,051,963 and accumulated amortization of $2,024,703	1,176,526
Derivative instruments, at fair value	7,730
Marketable securities, at fair value	4,541,819
Non-marketable securities, at fair value	4,462,752
Prepaid expenses	1,266,754
Furniture, equipment, and leasehold improvements, net	2,247,761
Goodwill	623,026
Total assets	$78,518,841
Liabilities and member's equity	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 3,867,950
Accrued compensation, employee benefits and payroll taxes	22,204,366
Accounts payable and accrued expenses	5,687,838
Deferred rent	506,618
Note payable	138,000
Payable to clearing organizations	54,001
	32,458,773
Commitments and contingencies	–
Member's equity	46,060,068
Total liabilities and member's equity	$78,518,841

The accompanying notes are integral part of this statement of financial condition.

1. Organization and Nature of Business

Leerink Swann LLC (the Company) is registered with the Securities and Exchange Commission (SEC) as a securities broker/dealer under Section 15(b) of the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Leerink Swann Holdings LLC (Holdings or Parent), which was formed September 7, 2007.

The Company, formerly known as Leerink Swann & Co., was a wholly-owned subsidiary of Leerink Swann Massachusetts Business Trust (Trust) until the formation of Holdings, at which time, Trust contributed (at book value) its interest in the Company for a majority stake in Holdings. The remaining ownership of Holdings is held by outside investors.

As a non-clearing broker, all customer transactions are cleared on a fully disclosed basis through an unrelated third-party clearing firm, which is also a registered broker/dealer.

2. Significant Accounting Policies

Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Deposits with Clearing Organizations

Cash and securities are kept on deposit with various clearing organizations, and represent the minimum balance required to be maintained in order to utilize various clearing brokers. This balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash balance on deposit is not maintained.

2. Significant Accounting Policies (continued)

Securities

Marketable securities are carried at fair value based upon quoted market prices. At December 31, 2008, all marketable securities owned were equity securities.

Non-marketable securities are recorded at fair value and consist of investments in two hedge funds and equity positions in several private companies, some of which are in the early stages of development. The fair value of the investments in hedge funds is equal to the Company's pro rata interest in the net assets of each hedge fund, the fair value of which is supplied by the hedge fund manager to the Company on a monthly basis. The fair value of a hedge fund investment is reviewed by the Company in accordance with its internal investment policy based upon its knowledge of the hedge fund's investment strategy and current market conditions. The Company may liquidate its position in the hedge funds at the fair value indicated on the most recent monthly statement provided by the hedge manager with a minimum of 30-day notice. The fair value of the equity investments in the private companies is determined by management after considering all available market information and its knowledge of the companies, which may include information provided by third parties familiar with such financial instruments. In all cases, the Company values its investments in non-marketable securities based upon reasonably available relevant information as it considers material. Because of the inherent uncertainty of any valuation in non-publicly traded funds or companies, the fair value ascribed to such investments may differ significantly from the values that would have been used had a ready market for the investments held by the Company been available.

Derivative Instruments

Derivative financial instruments held by the Company consist of warrants to purchase stock of public companies. Derivative financial instruments are recorded at fair value, which is determined using the Black-Scholes model, as the fair value of the warrants is not available through published sources. The Company may discount the estimated value of the warrants calculated using the Black-Scholes model based on considerations for liquidity, SEC registration, volatility, and lack of substantial operating history of these companies. As of December 31, 2008, derivative instruments consisted of warrants from one public company.

Notes Receivable from Employees and Advances to Employees

Notes receivable from employees represent loans to brokers in anticipation of their continued employment, and generation of commission revenue in accordance with each specific agreement. The notes are not collateralized and will be forgiven at some future date. Certain loans provide for interest at a fair market rate and are presented as notes receivable. Loans or draws not

2. Significant Accounting Policies (continued)

supported by notes and interest are included as advances to employees. The notes and advances are amortized over time, and the amortization is included in compensation expense. The Company establishes a bad debt reserve for notes and advances to employees when collection is considered by management to be doubtful, primarily in cases when the employee has left the Company before the note or advance had been fully amortized.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years for furniture and computers. Leasehold improvements are amortized over the remaining lease term.

Goodwill

Goodwill is not amortized, but is reviewed for impairment on at least an annual basis, or more frequently when circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the Company is less than its book value, and is recorded in the statement of income for that period.

The Company completed its annual evaluation of goodwill as of December 31, 2008 and determined that no impairment charge was required. Subsequent to December 31, 2008, no events have occurred, or circumstances have changed that would reduce the fair value of goodwill below its carrying value.

Securities Transactions and Commissions

Securities transactions and the related revenue and expenses, including commission revenue and expenses, are recorded on a trade date basis, net of capital commitments. Customers' securities transactions are recorded on a settlement date basis on the records of the clearing broker.

Corporate Finance Fees

Corporate finance fees include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Corporate finance fees also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Corporate finance fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

2. Significant Accounting Policies (continued)

Corporate Consulting Fees

Revenues for corporate consulting fees are recorded as earned over the life of the contract.

Deferred Rent

Minimum lease payments are expensed ratably over the term of the lease. When a lease contains a predetermined fixed escalation of the minimum lease payments, the related rent expense is recognized on a straight-line basis, and the difference between cash paid and rent expense is recorded as deferred rent. Lease incentives are deferred and amortized as a reduction to rent expense over the term of the lease, on a straight-line basis.

Securities Sold, Not Yet Purchased, at Fair Value

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices, and thereby, create a liability to purchase the security in the market at prevailing prices. Such securities are recorded as liabilities in the statement of financial condition at fair value. The Company's investments in securities and amounts due from brokers are partially restricted until the Company satisfies the obligation to deliver securities sold, but not yet purchased.

Share-Based Compensation

The Company records the cost associated with share-based compensation in accordance with Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), *Share-Based Payment*, which requires that the fair value of the share-based payment be determined as of the grant date. The fair value as of the grant date, or cost of the award, is recognized over the period during which an employee is required to provide service in exchange for the award, referred to as the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. If vesting is based solely on one or more service, market, or performance conditions, any previously recognized compensation cost is reversed if the award does not vest (that is, the requisite service is not rendered). This would include instances when previously issued awards are forfeited by the employee.

Income Taxes

The Company is a partnership for federal income tax purposes, and as such, is not subject to federal income tax. All income tax consequences resulting from the operations of the Company are reported on the partner's income tax return.

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In April 2008, the Financial Accounting Standards Board (FASB) issued FSP SFAS 142-3, *Determination of the Useful Life of Intangible Assets*. FSP SFAS 142-3 eliminates the requirement of SFAS No. 142, *Goodwill and Other Intangible Assets*, that an entity consider, when determining the useful life of an acquired intangible asset, whether the intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions associated with the intangible asset. Instead, the FSP SFAS 142-3 replaces the above-described useful life assessment criteria with a requirement that an entity consider its own experience in renewing similar arrangements. If the entity has no relevant experience, it would consider market participant assumptions regarding renewal. The provisions of FSP SFAS 142-3 are effective beginning January 1, 2009. The Company is currently evaluating the potential impact of adoption of the provisions of FSP SFAS 142-3 on its financial condition.

In December 2007, the FASB issued SFAS No. 141(R) (revised 2007), *Business Combinations*. SFAS No. 141(R) will significantly change the accounting for business combinations in a number of areas. Specifically, contingent consideration and acquired contingencies must be recorded at fair value on the acquisition date, with subsequent changes in fair value generally recognized in current earnings. In addition, acquisition costs and most restructuring costs will be expensed as incurred. The provisions of SFAS 141(R) are effective prospectively beginning January 1, 2009 for business combinations completed after that date. The Company's adoption of the standard may have a significant impact on goodwill recorded in connection with future acquisitions.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which provides companies with an option to report selected financial assets and liabilities at fair value. The standard's objective is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for fiscal years beginning after November 15, 2007. The Company elected not to adopt the provisions of this statement.

3. Fair Value of Financial Instruments

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in conformity with GAAP, and expands disclosures about fair value measurements. The new standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants on the measurement date.

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157. SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of inputs used to measure fair value are described below:

Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market. Examples of Level 1 financial instruments include active exchange-traded equity securities.

Level 2 – Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include:

(a) Quoted prices for similar assets or liabilities in active markets;

(b) Quoted prices for identical or similar assets or liabilities in non-active markets;

(c) Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

(d) Pricing models whose inputs are derived principally from or corroborated by observable market information through correlation or other means for substantially the full term of the asset or liability.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

3. Fair Value of Financial Instruments (continued)

The following table presents information about the Company's financial assets and liabilities carried at fair value in the statement of financial condition as of December 31, 2008:

Fair Value Measurements on a Recurring Basis

	Level 1	Level 2	Level 3	Total
Assets				
Financial instruments owned:				
U.S. Treasury	$ 25,000	$ –	$ –	$ 25,000
Equities	1,710,957	–	2,033,789	3,744,746
Mutual fund	2,830,862	–	–	2,830,862
Hedge funds	–	–	2,428,963	2,428,963
Derivatives	–	7,730	–	7,730
Totals	$4,566,819	$7,730	$4,462,752	$9,037,301

	Level 1	Level 2	Level 3	Total
Liabilities				
Securities sold, not yet purchased:				
Equities	$3,867,950	$ –	$ –	$3,867,950
Totals	$3,867,950	$ –	$ –	$3,867,950

4. Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consisted of the following trading and investment securities at estimated fair values:

	Owned	Sold, Not Yet Purchased
Equities	$1,710,957	$3,867,950
Mutual funds	2,830,862	–
Fair value at December 31, 2008	$4,541,819	$3,867,950

Securities that are not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or the Company.

4. Securities Owned and Sold, Not Yet Purchased (continued)

At December 31, 2008, securities that are not readily marketable, carried at estimated fair values, consisted of the following:

Equities	$2,033,789
Hedge funds	2,428,963
Estimated fair value at December 31, 2008	$4,462,752

5. Furniture, Equipment, and Leasehold Improvements

At December 31, 2008, furniture, equipment, and leasehold improvements, summarized by major classification, were as follows:

Furniture	$ 656,779
Equipment	2,701,151
Leasehold improvements	3,850,821
	7,208,751
Less: accumulated depreciation	(4,960,990)
	$ 2,247,761

6. Note Payable

The Company entered into an agreement with a third party to provide funding to the Company through a deferred compensation arrangement, structured as a note in the amount of $138,000. The third party served as a trustee of the Trust and a manager of the Company. The Company recorded the liability as the Trust disbursed the amount of the note, in cash, to the Company. The agreement provides that no principal repayment is required until 2012, and the note bears interest at a rate of 7%.

7. Subordinated Borrowings

Subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2008, there were no subordinated borrowings.

8. Line of Credit

On July 23, 2008, the Company entered into a subordinated revolving credit agreement with the Bank of New York Mellon (the Lender) in 2008. The Company has requested that the Lender make loans to the Company in an aggregate principal amount not exceeding $10,000,000 to provide regulatory capital to support the general securities business of the Company as contemplated in Rule 15c3-1 under the Securities Exchange Act of 1934. The principal balance of the loan bears interest at an annual rate of Applicable Rate plus 2.00%, after, as well as before, judgment, and all other amounts owing under the Loan Documents that are not paid when due, shall bear interest, after as well as before judgment, at a rate per annum equal to the Alternate Base Rate plus 2.00%. Accrued and unpaid interest on the outstanding balance shall be payable in arrears on the maturity date. The Company shall pay to the Lender on the Closing Date a fee (the Facility Fee) equal to 1.00% of the amount of the commitment. As of December 31, 2008, there was no outstanding balance.

9. Distributions to Shareholders

The Company may make annual distributions to shareholders based on the previous year's taxable income. During 2008, the Company made a capital tax distribution of $12,973,500 to shareholders.

10. Employee Share-Based Compensation and Benefit Plans

Share-Based Compensation Plans

The Company's employees participate in various share-based compensation plans sponsored by its Parent and the Trust. During 2008, employees were granted share-based awards associated with these plans, which grade vest over a three-year period, with a fair value of $12,170,651 at grant date.

Defined Contribution Plan

The Company maintains a qualified defined contribution profit sharing plan for essentially all full-time employees under which the Company makes a contribution out of available profits. This plan allows employees to reduce their salary under Internal Revenue Code section 401(k).

10. Employee Share-Based Compensation and Benefit Plans (continued)

Deferred Compensation Plan

Effective December 31, 2005, the Company implemented a deferred compensation plan. This is a non-qualified plan under Internal Revenue Code Section 401(k). This plan requires employees that exceed certain compensation levels to defer a portion of their compensation into the plan. The value of assets contributed to the plan by the Company was $3,831,636 as of December 31, 2008. These assets are included in both marketable and non-marketable securities in the statement of financial condition.

11. Concentration of Credit Risk

The Company occasionally maintains deposits in excess of federally insured limits. The majority of the Company's income is derived through commissions paid by customers on transactions executed through Pershing Corporation (Pershing). The Company maintains its temporary cash investments with high credit quality financial institutions. Customer commissions receivable from Pershing are available to the Company daily.

12. Commitments and Contingencies

The Company leases office facilities and equipment under various non-cancelable operating leases. The leases for the office space requires minimum annual rental payments and clauses for operating costs adjustments.

Future minimum aggregate annual rental commitments under these non-cancelable leases for the years ending December 31 are as follows:

2009	$3,857,546
2010	2,846,636
2011	1,128,234
2012	394,815
Thereafter	98,223
	$8,325,454

The Company has been named as a defendant in various legal actions arising from its normal business activities in which varying amounts are claimed. Although the amount of any ultimate liability with respect to those matters cannot be determined, in management's opinion, based upon the opinions of counsel, any such liability will not have a material impact on the Company's financial position or results of operations.

13. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2008, the Company had net capital of $44,154,072, which was $43,286,572 in excess of the amount required to be maintained at that date. Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2008, the Company was in compliance with all such requirements.

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STATEMENT OF FINANCIAL CONDITION

Leerink Swann LLC
December 31, 2008
Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG